FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of September 2009

Compugen Ltd.
(Translation of registrant’s name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 29, 2009, Compugen Ltd. (the “Registrant”) will hold its annual general meeting of shareholders. Compugen will begin mailing the notice and proxy statement relating to the annual general meeting on or about September 24, 2009. A copy of the notice and proxy statement is filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Ms. Dikla Czaczkes Axselbrad ———————————————— Ms. Dikla Czaczkes Axselbrad Title: Chief Financial Officer Date: September 24, 2009